UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  [    ]    No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  [    ]    No  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Completes Enrollment for Phase III Clinical Study for its Once-Daily Trazodone Antidepressant Drug

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: September 25, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM COMPLETES ENROLMENT FOR PHASE III CLINICAL

STUDY FOR ITS ONCE-DAILY TRAZODONE ANTIDEPRESSANT

DRUG

LAVAL, Québec (September 25, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has completed patient enrolment in its North American Phase III clinical trial for its once-daily formulation of the antidepressant trazodone (study 04ACL3-001). More than 400 patients have been enrolled in this study and the final patient is scheduled for randomization at the end of this week.

“Our proprietary Contramid® controlled-release technology applied to trazodone has allowed us to develop a novel approach to treating major unipolar depression that addresses the related conditions of insomnia and agitation while providing the benefit of once-daily administration,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We are excited about the prospects for this novel approach to treating depression and are pleased to have completed enrolment for our Phase III study ahead of schedule. We now expect to have results from the study at the beginning of the second quarter of 2008.”

Trazodone is widely used in the treatment of depression due to its efficacy, as well as its side effect profile as a member of the serotonin agonist and serotonin reuptake inhibitor (SARI) class of antidepressants. The use of existing formulations of trazodone, however, is limited by the need for multiple-times daily dosing and trazodone’s sedative effect on some patients. Depression is often accompanied by insomnia and agitation. In developing a Contramid-based once-daily formulation of trazodone with a dual matrix delivery system allowing both rapid and sustained drug release, Labopharm is taking advantage of trazodone’s sedative effect such that its formulation, when taken prior to going to bed, may address insomnia and agitation, two conditions that are often related to depression.

Study 04ACL3-001 is a randomized, double-blind study which compares the efficacy and safety of Labopharm’s once-daily formulation of trazodone to placebo in patients with major unipolar depressive disorder. The study, which has a treatment period of approximately two months, is being conducted at more than 35 centers across the U.S. and Canada.

Pharmacokinetic trials have demonstrated that Labopharm’s once-daily formulation of trazodone has controlled-release properties over a 24-hour period.

Based on discussions with U.S. Food and Drug Administration (FDA), Labopharm expects to submit a New Drug Application (NDA) for its once-daily formulation of trazodone under Section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act, which typically applies to reformulations of drugs that are already approved and being marketed, allowing the Company to leverage existing efficacy and safety data on trazodone. Under this Section of the Act, one positive Phase III study is required for the formulation to be approved by the FDA.

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About Trazodone

Trazodone is an atypical anti-depressant that acts as a dual serotonin agonist and serotonin reuptake inhibitor (SARI). Trazodone appears to increase serotonin activity via three mechanisms: the activation of neuronal serotonin receptors; the inhibition at the neuronal serotonin feedback system which regulates the action of serotonin; and the inhibition of the re-uptake of serotonin. Trazodone also helps to treat depression by improving sleep as a result of sedative effects caused by activation of histamine receptors and initiation and restoration of deep sleep cycles as a result of serotonin receptor activation. This may be of clinical benefit in depressed patients who have agitation, insomnia or poor sleep quality associated with their depression. Depression is one of the most prevalent central nervous system disorders, affecting at least 121 million people globally. Trazodone is widely used in its treatment with more than 14 million prescriptions written in the U.S. alone in 2006.

About Labopharm’s Once-Daily Formulation of Trazodone

Insomnia and agitation may be associated with depression. In addition to its anti-depressive effects, trazodone has some sedative effects that can improve sleep. Labopharm’s once-daily formulation has been specifically designed to take advantage of trazodone’s unique pharmacological properties, in addition to offering the benefits of once-daily administration and potentially fewer side effects generally associated with peak concentrations of drugs.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the outcomes of clinical trials, the regulatory process for drug approval and the commercialization of the Company’s products, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

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For more information, please contact:

At Labopharm: (English or French)	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com

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